Exhibit 99.1

February 17, 2009

PRIVATE AND CONFIDENTIAL

Compass Intelligence Southwest

8055 State Hwy 173 North

Bandera, TX 78003

Re: Consent to Use of Data

Dear Sir or Madam:

SolarWinds, Inc. (“SolarWinds”) is contemplating an initial public offering of its Common Stock. In connection with this offering, SolarWinds has filed a Form S-1 registration statement, as amended (“Registration Statement”), with the Securities and Exchange Commission (“SEC”).

We request your consent to cite, in the Registration Statement and all amendments thereto, certain financial and statistical data believed to be contained in reports titled, “Modeling Operating Units of Multinationals” and “Firms/Company Demographics by Size Category and Geography, 2008-2013.” Furthermore, given the recognition of Compass Intelligence Southwest (“Compass”) as an industry analyst, we also request to cite Compass as the source of such statistics.

If this is acceptable, please indicate your consent to our use of the data and statistics by countersigning this letter. Please email or fax the signed consent to Jason Bliss at (512) 857-0190 or jason.bliss@solarwinds.com and return the original via regular mail to 3711 South Mopac Expressway, Building Two, Austin, Texas 78746. Given the urgency of this request, your prompt attention to this matter is much appreciated.

Please note that the Registration Statement is the only public announcement of the proposed public offering and SolarWinds appreciates your maintaining the confidentiality of the subject matter of this letter. In order to not jeopardize the offering, it is critical that you keep confidential SolarWinds’s plans with the respect to its initial public offering. Accordingly, please do not discuss the offering with third parties.

CONSENT GRANTED:		Sincerely,

COMPASS INTELLIGENCE		SOLARWINDS, INC.

By:	/s/ Stephanie Atkinson	/s/ Kevin Thompson
Name:	Stephanie Atkinson	Kevin Thompson
Title:	Managing Partner	President, Chief Operating Officer & Chief Financial Officer
Date:	2-17-09